Vestas

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

SEC MAIL RECEIVED PROCESSING AUG 2005

05010823

SUPPL

Randers, 25 August 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find enclosed information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 28/2005 of 25 August 2005
  - "Interim financial statement for 1 half year 2005 (1 January – 30 June)".
- Press release No 4/2005 of 25 August 2005
  - "Vestas now unveils plans for previously announced redundancies".

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication, IR & Secretariat (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Inge Christensen

Inge Lundgård Christensen
Legal Adviser

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

dw 8/30

FILE NO. 82-34884

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

COPY

Randers, 25 August 2005
Stock exchange announcement No. 28/2005

Interim financial statement for 1 half year 2005 (1 January – 30 June 2005)

Significant growth in turnover, but profit development under pressure by sub-suppliers and large projects

The Group's business development

- Vestas' sales and production activities have in general been very high in 2005. The 1 half year was especially characterized by large deliveries to Australia, India and Italy whereas deliveries to the USA, Germany and Great Britain (offshore) are expected to increase significantly during 2 half year (page 8).
- The high level of activity has an impact on the wind power industry in general. This has generated capacity problems for a number of Vestas' most important component suppliers who at the moment are not capable of delivering key components in the quantity and quality required by the Group (page 10).
- Vestas is planning an organizational change which is expected to lead to a reduction of the staff of approximately 625, primarily in the administrative double functions and in the Business Unit, 'Towers'. Even after the adjustment, the Group's total staff has increased by approximately 375 employees during 2005. At the end of the reporting period, Vestas had a staff of approximately 10,500 (page 13).
- The Group's new operational management forum 'Vestas Government' has started working on the implementation of the strategy plan entitled 'The Will to Win'. The implementation is progressing according to the plan, and one of the most important initiatives is the launch of a universal effort to improve the efficiency in order to ensure that the Group's profit margin is significantly improved (page 13).

The period's profit and loss and the expectations for 2005

- Vestas had a turnover of approximately bEUR 1.4 in 1 half year 2005, corresponding to an increase of 47% compared to the same period in 2004 (page 6).
- The period's profit before financial income and expenses (EBIT) amounts to a loss of mEUR 78. The figure includes provisions of mEUR 31 in connection with ongoing projects in the USA and mEUR 11 in connection with delay of components from sub-suppliers (page 7).
- Based on the positive market development, Vestas has increased the expectations for the full-year turnover by approximately 8% to the range from bEUR 3.2 to 3.4 (page 14).
- Expectations for the EBIT-margin for the full year 2005 are maintained at the previously announced level of approximately 4% (page 14).
- The recently approved extension of the American Production Tax Credit (PTC) scheme has reduced the significant contractual risks related to a number of ongoing projects in the USA (page 14).
- The uncertainty regarding the expectations for turnover and result for 2005 has, however, increased considerably – partly due to the sub-suppliers' present delivery situation and partly due to the logistic challenges related to the contracted project supplies at the end of 2005. Defects and/or delays in important component deliveries and project execution may have a significantly negative influence on the Group's turnover and result for 2005 (page 14).

Prospects for 2006 (page 14)

- By the end of 1 half year 2005, the Vestas Group had a substantial order backlog for production and delivery in 2005-2006.
- Vestas is preparing actions to solve the unstable situation in the component market and to secure a better exploitation of the Group's production capacity. The aim is a more even distribution of deliveries over the year, among others by establishment of long-term delivery agreements with a number of large customers.
- Based on these initiatives, Vestas will endeavour to obtain a certain equalization of the deliveries between 1 and 2 half year 2006, which is expected to have a positive influence on the cash flow.
- As a consequence of the strategy for equalization of deliveries and the unstable situation in the component market, the Group has no plans of expanding the production capacity in 2006.

The Group expects to publish the expectations for turnover and profit and loss for 2006 in the quarterly information which will be issued on 24 November 2005.

More detailed information concerning the company's financial figures for 1 half year 2005 and the expectations for the full accounting year is included in the interim financial statement attached hereto. This announcement and the enclosed interim financial statement are available in Danish and English. In case of doubt, the Danish version shall apply.

Information meeting (including telephone conference and webcast) on 25 August 2005, at 3 p.m. (CET)

In connection with the publication of the half-year report, Vestas will host an information meeting (including telephone conference and webcast) for investors, analysts and the press at the Danish Design Center, H.C. Andersens Boulevard 27, DK-Copenhagen V, today, Thursday, 25 August 2005, at 3 p.m. (CET).

The information meeting will be held in English and transmitted by the Internet. The transmission can be followed directly on Vestas' website, www.vestas.com, and Copenhagen Stock Exchange A/S' website, www.cse.dk, with the possibility of simultaneous translation into Danish.

It will be possible to attend the information meeting via telephone conference. Virtual participants from Denmark, who wish to ask questions during the meeting, may call tel. +45 7026 5040. Virtual participants from the rest of Europe may call tel. +44 207 769 6432, and virtual participants from the USA may call tel. +1 877 204 0753.

After the meeting, a replay will be available on Vestas' website www.vestas.com.

Further questions may after today's press and analyst meeting at 3 p.m. be addressed to Ditlev Engel, tel. +45 9730 0000, mobile: +45 2371 7098.

Yours faithfully
Vestas Wind Systems A/S

Bent Carlsen
Chairman of the Board of Directors

Ditlev Engel
President and CEO

Vestas Wind Systems A/S
Company Reg. No. 10 40 37 82

**Interim financial report
for the period
1 January 2005 – 30 June 2005**

Contents | Page

The Board of Directors of Vestas Wind Systems A/S has today approved the unaudited interim financial statement for the Vestas Group for the period 1 January - 30 June 2005, which has been prepared in accordance with the accounting policies of the latest annual accounts. In the comparison figures NEG Micon A/S is included with four months (1 March – 30 June 2004) as a consequence of the combination between Vestas Wind Systems A/S and NEG Micon A/S. In order to evaluate the development from 2004 to 2005, NEG Micon A/S comparison figures (Pro forma) have been included with 6 months (1 January to 30 June 2004).

Key figures and financial ratios for the Group

The unaudited key figures (mEUR) appear from the below statements:

Income statement	1 half year 2005	Pro forma 1 half year 2004[1]	1 half year 2004[2]	Full year 2004
Invoiced turnover	839	1,062	1,018	2,598
Change in sales orders in progress	548	(116)	(144)	(37)
Net turnover	**1,387**	**946**	**874**	**2,561**
Gross profit	21	19	21	121
Profit before financial income and expenses and depreciation and amortization (EBITDA)	(8)	19	27	119
Profit before financial income and expenses (EBIT)	(78)	(56)	(40)	(9)
Net financial expenses etc.	(26)	(19)	(15)	(41)
Profit after financial income and expenses	(105)	(75)	(55)	(50)
Profit before tax	(105)	(75)	(55)	(50)
Profit after tax	(80)	(53)	(39)	(39)

Balance sheet	30 June 2005	Pro forma 30 June 2004	30 June 2004	31 Dec. 2004
Intangible fixed assets	442	456	456	449
Tangible fixed assets	465	480	480	469
Financial fixed assets	13	13	13	12
Inventories	512	719	719	436
Receivables	1,615	1,113	1,113	1,365
Cash at bank and in hand	144	80	80	193
Total assets	**3,191**	**2,861**	**2,861**	**2,924**
Shareholders' equity	1,137	1,249	1,249	1,251
Minority interest	-	2	2	-
Provisions	190	248	248	214
Long-term liabilities	468	424	424	472
Current liabilities	1,396	938	938	987
Total liabilities and shareholders' equity	**3,191**	**2,861**	**2,861**	**2,924**
Interest-bearing liabilities	712	623	623	582

Cash flow statement	1 half year 2005	Pro forma 1 half year 2004	1 half year 2004	Full year 2004
Cash flow from operating activities	(120)	(307)	(234)	(30)
Cash flow from investments	(59)	(79)	(482)	(529)
Cash flow from financing	(18)	428	778	845

1) NEG Micon A/S is included in Pro forma 1 half.year 2004 with 6 months (1 January – 30 June 2004)
2) The 30 June 2004 figures have been adjusted in accordance with the regulations made in connection with the elaboration of the Annual Accounts 2004.

Key figures and financial ratios for the Group, continued

Financial ratios	1 half year 2005	Pro forma 1 half year 2004[1)]	1 half year 2004[2)]	Full year 2004
Gross margin (%)	1.5	2.0	2.4	4.7
Net profit ratio (EBITDA) (%)	(0.6)	2.0	3.1	4.6
Net profit ratio (EBIT margin) (%)	(5.7)	(5.9)	(4.6)	(0.4)
Return on investment 1 (%)	(2.8)	(2.3)	(2.0)	(0.4)
Return on investment 2 (ROCE) (%)	(4.3)	(3.5)	(2.8)	0,1
Solvency ratio (%)	35.6	43.6	43.6	42.8
Return on equity (%)	(6.7)	(5.7)	(4.2)	(4.2)
Gearing (%)	62.6	49.9	49.9	46.6
Share ratios				
Profit per share	(0.5)	(0.4)	(0.3)	(0.3)
Growth in profit per share (%)	-	-	-	-
Shareholders' equity value per share	6.5	7.1	7,1	7.2
Price/shareholders' equity value	2.1	1.7	1,7	1.2
P/E value	-	-	-	-
Cash flows from operations per share	(0.7)	(1.7)	(1.8)	(0.2)
Dividend per share	0	0	0	0
Payout ratio (%)	0	0	0	0
Market price (€)	13.7	12.1	12.1	8.8
Average number of shares	174,911,173	126,454,682	126,454,682	150,815,322
Number of shares at period end	174,911,173	174,911,173	174,911,173	174,911,173

Additional information	1 half year 2005	Pro forma 1 half year 2004	1 half year 2004	Full year 2004
Depreciation and amortization	70	75	67	128
Group goodwill	299	320	320	308
Net Working Capital (NWC)	867	993	993	853

1) NEG Micon A/S is included in Pro forma 1 half year 2004 with 6 months (1 January – 30 June 2004)
2) The 30 June 2004 figures have been adjusted in accordance with the regulations made in connection with the elaboration of the Annual accounts 2004.

Management's report

Half-year result

The Group's net turnover in 1 half year 2005 amounts to mEUR 1,387 compared to mEUR 946 mEUR (Pro forma) in 1 half year 2004. The turnover in 1 half year 2005 represents 43-45% of the expected turnover for the full year 2005, which is higher than the expected level of 30-35%, cf. Stock exchange announcement No. 15/2005 of 26 May 2005.

The higher turnover in 1 half year 2005 is primarily related to a higher level of activity in general as well as a number of large projects under construction. The sales value of orders in progress is consequently relatively high, especially in relation to the large American orders where final delivery will not take place till 2 half year.

Half-year result, continued

The heavy increase in turnover of 47% compared to 1 half year 2004 (Pro forma) is consequently not reflected in the development of delivered MW in 1 half year 2005 and the delivered 964 MW is at level with 1 half year 2004 (974 MW).

The gross margin in 1 half year 2005 amounts to 1.5% compared to 2.0% (Pro forma) in 1 half year 2004. The decline is primarily due to a lower profit on projects in 1 half year 2005.

The result before financial income and expenses (EBIT) amounts to a loss of mEUR 78 compared to a loss of mEUR 56 (Pro forma) in 1 half year 2004. The result for the 1 half year has among other things been negatively influenced by inclusion of turnover from the production for the large American orders where the expected profit is relatively low. Furthermore, provisions of mEUR 31 in connection with ongoing projects in the USA and provisions of mEUR 11 in connection with component delays have an impact on the result. Provisions of mEUR 31 have been made for costs which at present are expected realized during the execution of a number of large projects in the USA. The provisions of mEUR 11 in relation to delays of components from sub-suppliers are due to an active decision taken by Vestas to make changes/reinforcements of certain components in order to improve the quality and reliability of Vestas' total deliveries.

The profit before tax amounts to a loss of mEUR 105 compared to a loss of mEUR 75 (Pro forma) in 1 half year 2004. The decline is due to the above-mentioned conditions. Furthermore, financing costs have increased from mEUR 19 (Pro forma) to mEUR 26 due to a higher level of activity during 1 half year.

The management expects that the margins will be improved during 2 half year 2005, bringing the EBIT-margin for the full year at approximately 4%.

Capital expenditures

Investments in tangible fixed assets amount to approximately mEUR 39 in 1 half year 2005.

Total investments in tangible fixed assets in 2005 are now expected to amount to mEUR 140-150 compared to earlier expectations of mEUR 160-170, which is primarily due to time lags.

The investments in 2005 include among other things blade factories in Australia and China, where the first mentioned was officially inaugurated in August 2005.

Balance sheet total

The balance sheet as at 30 June 2005 is characterized by high inventories and large work in progress included in receivables due to the usual production levelling which takes place during the year.

Total assets have increased by mEUR 267 since the beginning of the year of which mEUR 76 can be ascribed to inventories. In addition to this, work in progress has increased by mEUR 250 since the beginning of the year. Comparing the figures with the figures of 30 June 2004, work in progress has increased by mEUR 330 which is due to large ongoing projects as at 30 June 2005.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com

Balance sheet total, continued

Interest-bearing liabilities have increased to mEUR 712 as at 30 June 2005 compared to mEUR 582 at the beginning of the year, which is primarily due to negative cash flows from operations of mEUR 120.

Provisions have decreased by mEUR 24 since the beginning of the year. Provisions of mEUR 14 are related to deferred tax and mEUR 10 are related to warranty provisions. The decline in warranty provisions is due to the seasonal fluctuations between 1 and 2 half year as provisions for guarantee obligations are not made until final delivery of the projects. Other provisions and pension commitments are unchanged compared to the beginning of the year.

As at 30 June 2005, net working capital amounts to mEUR 867 compared to mEUR 853 at the beginning of the year. The relatively small increase is due to inventories and receivables in 1 half year 2005 to a large extent being financed by higher down payments from customers and debt to sub-suppliers. Furthermore, the below stated current value regulation regarding financial instruments has had a positive impact on the net working capital.

Development in shareholders' equity

Shareholders' equity	30 June 2005	30 June 2004[1)]	31 Dec. 2004
Opening balance	**1,251**	**613**	**613**
Net profit after tax for the period	(80)	(39)	(39)
Exchange rate adjustments for the period	4	2	8
Capital increases	0	675	671
Net derivative financial instruments	(38)	(2)	(2)
Closing balance	**1,137**	**1,249**	**1,251**

1) The 30 June 2004 figures have been adjusted in accordance with the regulations made in connection with the elaboration of the Annual accounts 2004.

Apart from the net profit for the period, the shareholders' equity is influenced by a negative current value regulation regarding financial instruments. As per 30 June 2005, the regulation amounts to mEUR 38 compared to mEUR 2 as at 31 December 2004, which is primarily due to the increase in the exchange rate for USD.

Market development

In general, the markets are developing satisfactorily and in accordance with Vestas' expectations with a positive development in the USA and in a number of European and Asian markets. Vestas is experiencing a constantly growing interest for wind power which is not only driven by Vestas' technological development activities, but also by the price development of other energy sources including in particular the heavily increasing oil prices.

In particular, the deliveries to Australia, India and Italy have increased, whereas deliveries to Germany, Spain and Great Britain have decreased considerably during 1 half year 2005. Deliveries to the three last mentioned markets as well as to the USA are, however, expected to increase considerably during 2 half year 2005 where a number of projects are planned for delivery to these areas. In total Vestas and Vestas' associated company have delivered 964 MW in 1 half year 2005 which is a minor decline of approximately 1% compared to 1 half year 2004.

Market development, continued

A more detailed description of the current status of the various markets can be found in appendix 1 to this interim financial report. In summary, Vestas' expectations for the global market for wind power are still very positive and the order intake has resulted in a satisfactory order backlog at the end of 1 half year 2005. The total backlog of firm and unconditional orders corresponds to approximately 6 months' average production in Vestas, which is a significant increase compared to 1 half year 2004. Vestas has therefore almost sold out of deliveries for this year. The large number of projects for delivery in 2005 puts high pressure on the organization, and reliability of delivery, logistics and planning will be given high focus in order to complete the many projects on time.

Procurement and production

Part of Vestas' strategy is to reduce costs in connection with procurement and production of wind turbines and in this way to improve the competitiveness of wind power. One of the methods for optimizing costs is to establish local production of wind turbine components to the extent that this will lower the total costs.

The establishment of a blade factory in Portland in Victoria, Australia, has been completed according to the plans. The first blades for MW wind turbines were produced at the end of June, and the factory was officially inaugurated on 4 August 2005. Serial production is now being initiated and initially, the factory will have an annual capacity of approximately 100 sets of blades for MW wind turbines.

As mentioned in Vestas' Annual Report 2004, Vestas will also establish a blade factory in China. In July 2005, Vestas obtained licence to build this blade factory, cf. Stock exchange announcement No. 22/2005 of 7 July 2005. The factory will be established in Tianjin Economic-Technological Development Area (TEDA) at the east coast of China, which offers good access opportunities to railways and major roads of China. Furthermore, the location offers good possibilities for shipment to other Asian markets. The establishment of the factory will be initiated as soon possible, and Vestas expects to deliver the first blades for MW wind turbines during 1 half year 2006. At full capacity, the factory will be able to produce approximately 200 sets of blades for MW wind turbines a year.

Vestas' objective is to expand its production in accordance with a stable and positive development of the markets for wind power. This means that decisions regarding establishment of local production are among other things based on evaluation of a market or a region's business potential. Vestas thus requires a repayment period of three years on all new establishments.

One of the regions experiencing a positive and stable development is Southern Europe. As a step towards strengthening Vestas' position in this region, Vestas has decided to establish a factory for assembly of nacelles for V90 wind turbines in Villadangos in the province of Castilla y León in Spain, cf. Stock exchange announcement No. 21/2005 of 30 June 2005. The factory is expected to be put into operation during 1 half year 2006 and when fully operational, the factory will have an annual capacity of 300 nacelles.

As part of the new strategy plan for Vestas – 'The Will to Win' – the plans described in Vestas' Annual Report 2004 regarding establishment of local production in North America

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com

Procurement and production, continued

were suspended, cf. Stock exchange announcement No. 16/2005 of 26 May 2005. During the years, the American market has created considerable instability for Vestas, mainly due to the PTC scheme which has at regular intervals expired and afterwards been extended again for a period of two to three years. The present PTC scheme has just been extended for two years, now expiring at the end of 2007. The extension of the PTC scheme contributes to an increased stability in the short term, but unfortunately, the suggested mandatory demand for renewable energy (Renewable Portfolio Standard) was not approved. Against this background, Vestas maintains its decision to suspend the plans for local production in the USA. To eliminate the currency exposure in connection with sales in US dollars, Vestas will instead establish production facilities in Asia as the basic costs in Asia are considerably lower than in the USA. Furthermore, substantially lower wages, an appreciably more flexible work force and a potentially large Asian market for wind power have contributed to this choice.

One of the most important elements in relation to prices of raw materials and components is exchange rates. To reduce the dependency of a specific currency to a minimum, Vestas is currently working on globalising its sourcing. Measures have been initiated with a view to establish sourcing functions in several parts of the world, including China, where Vestas during the spring of 2005 established a sourcing office in Shanghai. A number of Vestas' most important suppliers are also establishing facilities in different parts of the world and thereby they support an increased global sourcing within Vestas.

For a period, Vestas has experienced substantial quality problems in connection with deliveries from suppliers. On the basis of this, Vestas will strengthen the supervision of the Group's strategic suppliers in order to make sure that they share and act according to Vestas' mission: 'At Vestas failure is not an option'. The strengthened supervision will at the same time be supplemented by a revision of the co-operation agreements with Vestas' suppliers, as so far Vestas has to a too high degree paid the costs in connection with quality problems with sourced materials and components.

Weier Electric GmbH ('Weier), which for more than 10 years has been supplier of high quality advanced generators for Vestas' wind turbines, filed a petition for insolvency proceeding at the court in Eurin, Germany in the month of July. Against this background, Vestas decided to evaluate whether it would be interesting to take over certain assets and activities from Weier, cf. Stock exchange announcement No. 24/2005 of 18 July 2005. Vestas has at present submitted a bid for certain assets and activities in relation to development and production of generators for Vestas' wind turbines. A possible takeover of these assets and activities is not part of a general strategy towards insourcing of generator technology and production, but on the contrary, part of the activities being implemented to develop the supplier framework.

During 1 half year 2005, Vestas has experienced that the Group's suppliers have had difficulties in keeping pace with Vestas' increased level of activity. The situation with the suppliers, including the suppliers of materials for blade production, is expected to have a limiting effect on the level of activity – also in 2006.

Product development

Vestas has always been one of the driving forces behind the development of competitive wind turbines and wind power systems. To consolidate its leading position in the global market for wind power, Vestas has decided to concentrate the Danish research and development activities in a new 12,500 square metre technology centre with unique testing facilities for future wind power systems. The new centre will be built in Århus, Denmark and is expected to be ready for use in 2007.

Concurrently, Vestas is working on establishing a research and development centre in Asia. This centre will add a new and broader perspective to Vestas' technological development. At the same time, the centre will support the sourcing function in Shanghai, as integrated product development is an essential key word for Vestas as well as for Vestas' strategic suppliers.

The new centres are a significant commitment to further develop the Vestas Group's position as global market leader. Vestas still expects that future competition will take place within the market of the large wind power systems. By the end of 2004, Vestas had a market share of 42% of the MW wind turbines (source: 'World Market Update 2004', BTM Consult ApS). With the two technology centres, Vestas intends to protect and improve this unique position.

Furthermore, the Group's innovative activities will be strengthened by establishing Technology as a separate Business Unit, cf. Stock exchange announcement No. 16/2005 of 26 May 2005. A President for the new Business Unit has been appointed. The Business Unit will among other things be responsible for the determination of a proactive patent policy for protection of technologies developed by the Group. The unit will, of course, also be heading the establishment of the two new research and development centres.

The overall objective of Vestas' product development plan is to develop wind power systems which are able to produce the optimal electricity quality at the most competitive price in full consideration of security and quality. In 1 half year 2005 the technology function has, however, spent a lot of resources on improving the quality of the existing product range. The technical solutions are currently being implemented in the production. At the same time, implementation in the installed wind turbines is being planned, prioritized and carried out. Vestas expects that the quality improvements will lead to a clear improvement of the availability of the wind turbines. In product development, Vestas will have an even higher focus on the reliability of the products. Extensive measures in relation to quality assurance and verification of new products will contribute to reducing future warranty costs.

The Vestas Group's patent strategy aims among other things to avoid infringement of patents owned by third parties. In the opinion of the Management the Vestas Group does not infringe third party patents.

The German company Enercon GmbH has taken out a writ against the Vestas Group claiming that an infringement has taken place in respect of a patent owned by Enercon GmbH, cf. Stock exchange announcement No. 27/2005 of 19 August 2005. It is the immediate opinion of Vestas that the claim made by Enercon GmbH is not lawful. The examination of the writ and an evaluation of the matter are expected to be finalized by the end of September 2005. Meanwhile, there is no basis for providing further comments on the matter.

Environmental and occupational health and safety conditions

Vestas considers it natural to show concern for environmental and occupational health and safety conditions and documents its initiatives in these areas by means of the annual environmental statement. Vestas conforms to the environmental legislation as regards application for and obtaining of environmental approvals. Vestas has no disputes with the environmental/occupational health and safety authorities with regard to guidelines or prohibitions.

The implementation of environmental and occupational health and safety management systems in the whole Vestas Group continues.

Vestas expects that the following departments will conclude the implementation of environmental management in accordance with the ISO 14001 standard during the autumn of 2005:

- Vestas Control Systems – Hammel in Danmark
- Vestas Control Systems – Olvega in Spain
- Vestas Towers – Campbeltown in Scotland
- Vestas Blades – Lauchhammer in Germany
- Vestas Blades - Isle of Wight in England.

Furthermore, Vestas expects that the following departments will conclude the implementation of occupational health and safety management in accordance with the OHSAS 18001 standard during the autumn of 2005:

- Vestas Control Systems – Olvega in Spain
- Vestas Nacelles – Galicia in Spain
- Vestas Nacelles – Taranto in Italy
- Vestas Blades – Taranto in Italy
- Vestas Mediterranean East - Taranto in Italy
- Vestas Northern Europe – Falkenberg in Sweden.

At the same time the dissemination of Vestas' data collection system continues which means that Vestas' environmental statement covers a constantly larger part of the Group.

Employees

By the end of June 2005, the Vestas Group had a total of 10,546 employees. For comparison, Vestas had a total of 9,594 employees as at 31 December 2004. The increased number of employees reflects the increase in the Group's level of activity, primarily within production, installation and service.

Status of strategy plan 2005-2008 'The Will to Win'

In May 2005, Vestas published a strategic plan of action for the Group's business development in the period 2005-2008. The plan of action entitled 'The Will to Win' comprises a number of initiatives to improve Vestas' operating efficiency and product quality. The target is to secure an EBIT-margin in 2008 of at least 10%. The initiatives in the plan of action are further described in Stock exchange announcement No. 16/2005 of 26 May 2005.

Status of strategy plan 2005-2008 'The Will to Win', continued

In the period since the publication of 'The Will to Win' the management of Vestas has focused on the following six target areas:

Organizational development
The President and CEO of Vestas has presented the main issues of 'The Will to Win' to the employees at most of the Group's business locations all over the world. It is the impression of the management that the new initiatives have been well received by the employees and that they are prepared to actively contribute to the implementation of the plan.

Vestas' supreme operational management forum, the 'Vestas Government' has now been established and has started its work. The Board of Management and the Presidents of the Group's 13 Business Units make up the Vestas Government. The Group has appointed Presidents of the new Business Units 'Technology' and 'People and Culture' and expects soon to be able to appoint the President of the third new Business Unit 'Offshore'.

The Vestas Government has examined the organization and has come to the conclusion that the activities in the 'Towers' Business Unit must be rationalized. Furthermore, certain administrative functions will be merged.

Staff reductions
The plans for organizational changes are expected to lead to a staff reduction of approximately 625 employees, primarily in Denmark. Furthermore, approximately 100 vacancies will not be refilled.

The plans for organizational changes and the expected staff reduction have been presented for the Group's main work council. During the next days, a negotiating committee consisting of representatives of the employees and the management of the company will discuss the further details of the expected staff reductions. The final plan is then expected carried out in the middle of September.

After this adjustment, the Group's total number of staff has only in 2005 increased by approximately 375 employees. Vestas assesses that the size and mix of staff after this will comply with the Group's present capacity need and development plans.

Vestas will provide and finance various forms of consultancy for the employees who will retire in connection with the staff reductions.

Improved business processes
Vestas has launched an extensive efficiency programme aiming at lowering the capacity costs considerably. The programme is an important element in Vestas' endeavours to increase the EBIT-margin by 4 percentage points during the coming three years by means of reducing the capacity costs.

The programme will secure a smooth, efficient and holistic cooperation among Vestas' 13 Business Units on the basis of systematic analysis, re-evaluation and documentation of the Group's business processes. At the same time, an important part of the efficiency work is to secure a clear and unambiguous placement of the operational responsibility as well as to cover and limit the operational risks.

Status of strategy plan 2005-2008 'The Will to Win', continued

Furthermore, the analysis of Vestas' business processes will form the basis of the introduction of a new global ERP-system which will support and link together the business processes of the whole Group.

The efficiency programme is embedded in the Board of Management and the management of the 13 Business Units ('Vestas Government') and is managed and coordinated by a recently established Group staff function ('Vestas Constitution').

Research and development
The design of the planned 12,500 square metre research and development centre in Århus has now started. The centre is expected ready for use in 2007. At the same time the search for an appropriate location for a similar research and development centre in Asia has begun.

The two research and development centres will become an important part of Vestas' endeavours to maintain and further develop its global market leader position.

The establishment of the two new centres are controlled by the new Business Unit 'Technology'.

Quality assurance
The Group will continue to work on improving the quality and operational efficiency of Vestas' wind turbines, partly to maintain the products' competitiveness and partly to reduce Vestas' costs in connection with warranty obligations. This work is essential in Vestas' endeavours to increase EBIT-margin by 2 percentage points during the next three year by means of reducing the warranty costs.

Contract Review Board
Vestas has established a so-called Contract Review Board which will evaluate and approve terms and supply conditions in all large wind power projects before the Group enters into a final delivery agreement. The Contract Review Board has started its work, and this has already resulted in rejection of orders which are considered to contain unacceptable business risks, burdensome sub-supplier conditions and/or inadequate profitability.

Expectations for the Vestas Group for the full year 2005 and prospects for 2006

Based on the positive market development and a satisfactory order backlog at the end of 1 half year 2005, Vestas upgrades the expectations for 2005 to a turnover level for the full year of mEUR 3.2-3.4 from previous mEUR 3.0-3.2, cf. Stock exchange announcement No. 15/2005 of 26 may 2005. The expectations for the EBIT-margin are maintained at approximately 4%.

The recently approved extension of the American PTC-scheme has reduced the considerable risk of claim for damages if the large supplies to the USA in 2 half year 2005 are delayed. The uneven distribution of deliveries between 1 and 2 half year does, however, still imply a number of risks in relation to these American projects as well as to the two large offshore projects in Great Britain and to a number of projects in Germany in 2 half year. Among other things, the high level of activity in production will lead to an increased risk of

Expectations for the Vestas Group for the full year 2005 and prospects for 2006, continued

defects in components as well as delays from sub-suppliers. Furthermore, the level of activity in project execution puts a bigger pressure on sea and land transport, installation and commissioning, etc. especially in fourth quarter which may result in delays for some orders. Defects and/or delays of important component deliveries and project execution may have a significantly negative influence on the Group's turnover and result for 2005.

Furthermore, continued fluctuations in markets, exchange rates and project financing conditions may have an effect on turnover and result. The Vestas Group's business activities imply a number of risks and therefore all forecasts are subject to some uncertainty.

Total investments in tangible fixed assets in 2005 are expected to amount to mEUR 140-150 compared to previously expected mEUR 160-170, cf. Stock exchange announcement No. 8/2005 of 30 March 2005. The lower investment level reflects time lags.

Net working capital at year-end 2005 is still expected to be 30-35% of the year's net turnover.

The above-mentioned prognosis for 2005 is based on the accounting policies of Vestas' latest annual accounts. The effect of the conversion to the new International Financial Reporting Standards (IFRS) is described below.

Vestas is preparing actions to solve the unstable situation in the component market and to secure a better exploitation of the Group's production capacity. The aim is a more even distribution of deliveries over the year, among other things by establishment of long-term delivery agreements with a number of large customers. Based on these initiatives, Vestas will endeavour to obtain a certain equalization of deliveries between 1 and 2 half year 2006, which is expected to have a positive influence on the cash flow. As a consequence of the strategy for equalization of deliveries and the unstable situation in the component market, the Group has no plans of expanding the production capacity in 2006.

The Group expects to publish the expectations for turnover and profit and loss for 2006 in the quarterly information which will be issued on 24 November 2005.

Effect of conversion to IFRS

Vestas will change accounting policies in accordance with the requirements of the International Financial Reporting Standards (IFRS) and will prepare consolidated financial statements based on the changed accounting policies in the Annual Report 2005.

As a consequence of the conversion to IFRS the primary changes are expected to relate to the criteria for revenue recognition and goodwill. The production, which takes place in the Production Business Units (PBUs), will in future be recognized according to delivery criteria contrary to the present production criteria. Furthermore, accounting policies will be changed, as goodwill will no longer be amortized, but currently tested for depreciation.

Apart from these changes, there may be some minor adjustments which, however, are not considered to have an essential effect on the Group's result and financial position.

Effect of conversion to IFRS, continued

The changed accounting regarding the revenue criteria is not expected to have a significant effect on the Group's result for 2005 on the assumption of unchanged value of inventories at the end of 2005 compared to inventories as at 31 December 2004. The Group's current assets are expected to be reduced in the order of mEUR 75 as at 1 January 2005. Furthermore, the change of accounting policies is expected to reduce the shareholders' equity by approximately mEUR 55 and deferred tax by approximately mEUR 20 respectively as at 1 January 2005.

The changed accounting for goodwill will have an annual positive effect on the Group's profit before tax of mEUR 17 (2004: mEUR 15), whereas the change will have no effect on the Group's cash flows. Furthermore, the Group's shareholders' equity and balance sheet accumulated will be positively effected by mEUR 32 as at 31 December 2005.

Management's endorsement

The Board of Directors and the Board of Management have today discussed and approved the interim financial statement for Vestas Wind Systems A/S for the period 1 January – 30 June 2005.

The interim financial statement has been prepared in accordance with the Danish Company Accounts Act, Danish accounting standards as well as the Copenhagen Stock Exchange's accounting provisions for listed companies. We find the applied accounting policies appropriate and the exercised accounting assessments reasonable. Furthermore, we find the overall presentation of the interim financial statement true and fair. In our opinion the interim financial statement gives a true and fair view of the Group and the parent company's assets and liabilities, the financial position, and the result of the Group and the parent company's activities and the Group's cash flows.

Randers, 25 August 2005

Board of Management

Ditlev Engel
President and CEO

Henrik Nørremark
Executive Vice President and CFO

Board of Directors

Bent Erik Carlsen
Chairman

Arne Pedersen

Jørgen Huno Rasmussen

Torsten Erik Rasmussen

Jørn Ankær Thomsen

Freddy Frandsen

Jesper Søndermark

Kim Hvid Thomsen

Svend Åge D. Andersen

Stock exchange announcements during 2005

04.01.2005	01	Vestas' quarterly statement for Insiders' holding of Vestas shares as per 1 January 2005
21.01.2005	02	Supplementary information regarding the change in the board of management of Vestas Wind Systems A/S
28.01.2005	03	Date for publication and presentation of Annual Report
28.02.2005	04	Vestas receives order for 67 units of V80-1.8 MW wind turbines for Texas, USA
03.03.2005	05	Vestas receives order for 84 units of the V80-1.8 MW wind turbine for expansion of a project in Oklahoma, USA
15.03.2005	06	Vestas receives another large order for V80-1.8 MW wind turbines in the USA
21.03.2005	07	Vestas adjusts expectations for 2004 and 2005
30.03.2005	08	Announcement regarding the Annual Report 2004
05.04.2005	09	Major order for a V82-1.65 MW wind turbine project in upstate New York, USA
06.04.2005	10	Vestas receives order for 23 units of V80-2.0 MW wind turbines for Taiwan
25.04.2005	11	Annual General Meeting of Vestas Wind Systems A/S on 25 April 2005 at 5:00 p.m.
03.05.2005	12	Vestas receives large order for V82-1.65 MW wind turbines for 2006 delivery in the USA
10.05.2005	13	Vestas receives order for 41 units of V52-850 kW wind turbines for Greece
11.05.2005	14	Telephone conference on 26 May 2005 at 3 p.m. (CET)
26.05.2005	15	Quarterly information – 1st Quarter 2005
26.05.2005	16	Strategic plan of action 2005 – 2008
31.05.2005	17	Vestas receives order for 36 units of V90-3.0 MW wind turbines for Dutch offshore project
10.06.2005	18	Vestas receives order for 49 units of the V80-2.0 MW wind turbine to South Korea
23.06.2005	19	Vestas receives orders for V90 turbines for Spain
27.06.2005	20	Articles in "Berlingske Tidende", 25 and 26 June 2005
30.06.2005	21	Vestas establishes nacelle assembly factory in Castilla y León in Spain
07.07.2005	22	Vestas establishes a blade factory in Tianjin, China
15.07.2005	23	Vestas' positive expectations for the Italian market have been confirmed
18.07.2005	24	Vestas evaluates possibility for purchase of assets from supplier of advanced generators
22.07.2005	25	Vestas receives order for 48 units of the V82-1.65 MW wind turbine to Australia
10.08.2005	26	Date for publication and presentation of half-year report 2005
19.08.2005	27	A German company has taken out a writ against Vestas

Tentative financial calendars 2005-2006

24.11.2005	Publication of information regarding 3rd Quarter 2005
29.03.2006	Publication of Annual Report 2005
25.04.2006	Annual General Meeting
24.05.2006	Publication of information regarding 1st Quarter 2006
24.08.2006	Publication of interim financial statement for the 1 half year of 2006
23.11.2006	Publication of information regarding 3rd Quarter 2006

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com

Market situation

In general the markets are developing satisfactorily and in accordance with Vestas' expectations with a positive development in the USA and in a number of European and Asian markets. Vestas is experiencing a constantly growing interest for wind power which is not only driven by Vestas' technological development activities, but also the price development of other energy sources including in particular the heavily increasing oil prices.

The deliveries in MW for 1 half year 2005 appear from the below statement classified by markets:

Deliveries in MW	1 half year 2005	1 half year 2004	Full year 2004
Australia and New Zealand	195	119	295
India	192	107	241
Italy	153	67	234
Germany and Austria	128	249	733
USA and Canada	78	48	204
Greece	50	0	43
Holland and Belgium	43	87	178
Scandinavia	33	16	36
China	31	20	75
Japan	18	70	74
Spain and Portugal	11	41	361
Great Britain and Ireland	4	106	150
France	3	11	38
Korea	0	6	47
Others	25	27	118
Total	**964**	**974**	**2.784**

In particular, the deliveries to Australia, India and Italy have increased, whereas deliveries to Germany, Spain and Great Britain have decreased considerably during 1 half year 2005. Deliveries to the three last-mentioned markets as well as to the USA are, however, expected to increase considerably during 2 half year 2005 where a number of projects are planned for delivery to these areas. In total, Vestas and Vestas' associated company have delivered 964 MW in 1 half year 2005 which is a minor decline of approximately 1% compared to 1 half year 2004.

As anticipated, Vestas' high level of activity in Australia and New Zealand has continued in 2005 with deliveries of a total of 195 MW in 1 half year. In July, Vestas received an order for 48 units of V82-1.65 MW wind turbines to Australia, cf. Stock exchange announcement No. 25/2005 of 11 July 2005, which confirms Vestas' continuous strong position in the Australian market. On 4 August 2005, Vestas' new blade factory in Portland, Victoria, was officially inaugurated. The factory will be producing blades for MW wind turbines.

The Australian market is driven by the availability of the Mandatory Renewable Energy Target (MRET). As described by Vestas in May 2005, cf. Stock exchange announcement No.

Market situation, continued

15/2005 of 26 May 2005, there has been a strong pressure on the Australian government to prolong and raise the MRET. It is, however, Vestas' understanding that the present government intends to continue with an unchanged MRET. Regional initiatives for exploitation of Australia's excellent wind resources to a certain extent support the market for wind power, but the consequence of the government's policy is that the long-term market potential for wind power in Australia is now considered very unstable. The market in New Zealand is, however, expected to grow in the coming years. The market is driven by a large wind potential, lack of energy, and the possibility of trading carbon credits.

India is one of the fastest growing developing countries with annual growth rates of up to 10%, which result in a heavily growing energy demand. The Indian government envisages a need for an additional capacity of 100,000 MW by 2012 to bridge the gap between supply and demand of electrical energy. 10% of this gap is expected to come from renewable energy, and the Indian government has initiated various measures towards promotion of establishment of renewable energy. India was one of the markets with the highest growth rates in 2004, and the positive development will continue in 2005. The activity in the market is very high and Vestas delivered 192 MW to India in 1 half year 2005.

China is also experiencing a rapid development and the general need for energy is increasing heavily. In March 2005, the Chinese government passed a new law (China's Renewable Energy Promotional Act) promoting the use of renewable energy. The law, which becomes effective by 1 January 2006, is seen as a strong political signal of commitment to renewable energy and determines that 10% of the electricity production by 2020 must come from renewable energy, which corresponds to 121,000 MW. On 4 July 2005, the Chinese government tightened the requirements of locally produced wind turbine components meaning that in order to get building permits for wind power plants, at least 70% of the wind turbines' components must now be produced in China. Vestas experiences an increasing level of activity in China, and in July 2005, Vestas obtained licence to establish its first factory in China, cf. Stock exchange announcement No. 22/2005 of 7 July 2005.

The Japanese market is characterized by changes from one year to the next, however, with a stable long-term growth at a moderate level. Vestas expects this development to continue.

In general, the markets in the Asia Pacific region experience high economic growth, which also results in an increased demand for energy. Several countries in the region have set targets for an increased share of renewable energy, including South Korea which is considered one of the future growth areas. During the spring of 2005, Vestas opened a branch office in Seoul, and in June 2005 Vestas received an order for 49 units of V80-2.0 MW wind turbines to South Korea, cf. Stock exchange announcement No. 18/2005 of 10 June 2005.

Vestas' positive expectations for the development in the Italian market in 2005 have been confirmed by increased deliveries during 1 half year 2005 and a positive order intake. Most recently, Vestas has received orders for a total of 36 units of V80-2.0 MW wind turbines to the Puglia region in South Italy, cf. Stock exchange announcement No. 23/2005 of 15 July 2005. Vestas experiences a growing interest for MW turbines in Italy, and Vestas

Market situation, continued

has also received the first Italian orders for the new V90-2.0 MW turbine, which is optimized to low and medium wind areas. The positive development in Italy is driven by the introduction of green certificates and the mandatory demand for renewable energy (compulsory quota for the power producers). Vestas expects that the positive development in the Italian market will also continue in the long term, as the Italian government has ratified the EU directive stating that at least 25% of the energy must come from renewable energy in 2010.The potential in the Italian market attracts many new players and the demand for sites outside the traditional area in South Italy is increasing.

Germany is still a large and stable market characterized by huge seasonal fluctuations. Vestas' order intake in 1 half year 2005 has lived up to the expectations and there will be a big pressure on the transportation and installation capacity in 2 half year. In September 2005, Germany will hold an extraordinary federal election, which may have an effect on the present energy policy. The political direction of the future energy policy is expected to be determined during the spring of 2006. Through its ratification of the Kyoto protocol Germany has a target of 12.5% renewable energy before 2010. Today the share of renewable energy in Germany is approximately 9%, of which approximately half, equivalent to 17,000 MW, comes from wind power cf. Bundesgesetzblatt (BGBI. I, S. 1918 ff). If Germany has to reach the Kyoto target and 2% of the remaining 3.5% of the target will come from wind power, this corresponds to installation of another approximately 6,800 MW wind power in Germany.

Vestas still has positive expectations for the Dutch market based on a stable permitting structure and the Milieukwaliteit Energie Productie (MEP) subsidy. However, in May 2005 the Dutch government decided to temporarily freeze subsidies to new offshore projects. In spite of this, the renewable energy target of 9% before 2010 is maintained. Holland's renewable energy share is today approximately 6%. The temporary freeze of subsidies to new offshore projects creates some uncertainty regarding the long-term offshore potential in Holland. However, the already approved offshore projects will not be affected by the freeze. This also applies to the 108 MW offshore project for which Vestas received an order in May, cf. Stock exchange announcement No. 17 of 31 May 2005. The project consists of 36 units of V90-3.0 MW wind turbines and will be established 10-18 km off the Dutch coast at Egmond aan Zee. The wind power plant is expected put into commercial operation at the end of 2006. This is not only the first large offshore project in Holland, but also the first large offshore project for Vestas' customers, Shell and the Dutch electricity company Nuon.

Vestas' supplies to Spain and Portugal in 1 half year 2005 only amount to 11 MW, but there is a very high level of activity in the markets where a number of large projects will be commissioned during the coming months. The order intake in Spain and Portugal has lived up to Vestas' expectations in 1 half year 2005 and at the same time confirmed Vestas' positive expectations for the V90 wind turbine's competitiveness in these markets. Most recently, this has been emphasized by orders for V90 wind turbines for wind farms in Tarifa in the region of Andalusia in Spain, cf. Stock exchange announcement No. 19/2005 of 23 June 2005.

The Spanish government has proposed to increase the wind power target from 13,000 to 20,000 MW, and Vestas expects a continued large and stable Spanish market. Vestas continues to have positive expectations for Portugal, where the government during the spring has increased the target for wind energy from 3,750 MW to 4,400 MW by 2010.

Market situation, continued

Based on the extensive activity in the region, Vestas has decided to establish a nacelle assembly factory for V90 nacelles in the province of Castilla y León, cf. Stock exchange announcement No. 21/2005 of 30 June 2005.

On the British Isles Vestas has only supplied 4 MW during 1 half year 2005, but there is a very high level of activity in the market where among other things the two large 90 MW offshore projects, Kentish Flats and Barrow are under construction. Both projects include 30 units of the new V90-3.0 MW offshore turbine and very high focus is given to a successful execution of these large projects. On the basis of among other things the British government's target of 10% renewable energy in 2010 and the Scottish government's target of 18% renewable energy also in 2010, Vestas still has very positive expectations for the market in Great Britain, onshore as well as offshore. In Ireland, growth prospects have been strengthened by the government's plans to implement a new fixed-price support mechanism. It is, however, anticipated that it will be difficult for Ireland to comply with the EU's requirement of 13.2% renewable energy in 2010 as this will require a considerable enforcement of the grid in the good wind areas.

In the other European markets, the development is still positive in Greece, France and Poland. In 1 half year 2005, Vestas installed the first project consisting of V90-3.0 MW wind turbines in Greece, where the government has made energy an area of priority which is expected to have a positive influence on the permitting process. In France the long-term market prospects are still positive. The new energy law is expected to be signed by the President within short. The law implies that in future the 12 MW upper limit of the size of wind power projects will be removed, but installation of wind power will be limited to specific wind development areas. The present 12 MW rule will, however, remain in force for two years after final approval. In Poland the new energy law will enter into force on 1 October 2005, and against this background the activity level in the market is very high and a number of projects are in the pipeline.

The activity in the Danish market is still very limited, but there are plans for construction of two offshore wind power plants each of 200 MW, and a new replacement programme with a total capacity of 350 MW has been initiated. The Danish government has presented its long-term energy strategy in 'Energy Strategy 2025'. The government's energy plan focuses on reducing the dependency on coal, oil and gas among other things by aiming at renewable energy. However, the energy plan does not contain any specific targets for the development of renewable energy which will to a high extent be determined by the market forces. Certificate systems will be implemented in Sweden and Norway as from 1 January 2007 and in general the level of activity in Scandinavia is expected to increase both onshore and offshore.

There is a very high level of activity in the American market where a number of large projects are under construction at the moment. The present Production Tax Credit (PTC) scheme has just been extended for two years and will now expire at the end of 2007. The extension of the PTC scheme is a very positive signal to the market and in the short term this will contribute to an increased stability, but unfortunately the suggested mandatory demand for renewable energy (Renewable Portfolio Standard) was not approved. Vestas' positive expectations for the future prospects for the American market are, however, still supported by RPS schemes on state level as well as higher prices of other energy sources in the USA.

Market situation, continued

Vestas has also positive expectations for the Canadian market, where the Canadian government has increased the Wind Power Production Incentive (WPPI) from the original target of 1,000 MW to 4,000 MW. The WPPI scheme gives the power producers a payment of 1 cent/kWh over a period of 10 years. Furthermore, the government has published a plan for reduction of Canada's emission of greenhouse gasses in order to work towards complying with the Kyoto protocol target for 2010. The plan comprises a trading system for emission of greenhouse gasses for large industrial polluters and supports the financing of domestic investments which contribute to reducing the emission of greenhouse gasses. At the same time regional initiatives for renewable energy also support a stable growth and e.g. the provinces of Quebec and Ontario have issued Requests For Proposal (RFPs) for 2,000 and 1,000 MW, respectively.

In summary, Vestas' expectations for the global market for wind power are still very positive and the order intake has resulted in a satisfactory order backlog at the end of 1 half year 2005. The total backlog of firm and unconditional orders corresponds to approximately 6 months' average production in Vestas, which is a significant increase compared to 1 half year 2004. Vestas has therefore almost sold out of deliveries for this year. The large number of projects for delivery in 2005 puts high pressure on the organization, and reliability of delivery, logistics and planning will be highly focused on in order to complete the many projects on time.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com

Vestas

Press release

Randers, 25 August 2005
Press release No. 4/2005

Vestas now unveils plans for previously announced redundancies

In addition to a range of duplicated administrative functions, the cuts will in particular affect the business units, Vestas Nacelles in Randers, Denmark, and Vestas Towers. In all, around 625 of the company's 10,500 employees will be downsized, with the majority of the redundancies being implemented in 2005. Furthermore, around 100 vacant jobs will not be filled. However, despite these cuts, Vestas expects that its total number of employees at the end of September is likely to be 375 higher than at the beginning of the year.

In connection with the presentation of its new strategy plan entitled 'The Will to Win' last May, Vestas stressed that the entire Group was to be examined in detail with a view to adapting the organisational structure to the visions and goals laid down in this plan.

Since then, Ditlev Engel, President and CEO, and Henrik Nørremark, Executive Vice President and CFO, have been working closely with the senior management teams of the 13 business units to analyse all areas of the business in depth. Their efforts in this area have resulted in a proposal that is now to be included in negotiations with the employees' representatives. It is expected that the final decision will be taken in the middle of September, and that the employees affected will be notified immediately afterwards.

Duplicated administrative functions and inappropriate organisation

Denmark will bear the brunt of the redundancies, which, as stated in the strategy plan, will mainly affect duplicated administrative functions. The duplication that currently exists is primarily attributable to the combination of Vestas and NEG Micon in 2004, which inevitably resulted in almost identical functions – both centralised and decentralised – in a range of areas. In line with requirements, 'shared functions' of this kind will in future be positioned either within the individual business units or at head office. These changes are expected to affect a total of around 245 employees.

As work progressed to establish the organisation that is to implement 'The Will to Win' in practice, it soon became very clear that the organisation of Vestas Towers – the business unit that manufactures towers for Vestas' turbines – was particularly inappropriate.

"The various processes run by Vestas Towers were very poorly co-ordinated. The management of the unit had broken down, and it was very difficult to establish precisely who was responsible for what. This unavoidably resulted in excess costs and confusion," relates Ditlev Engel and continues:

"At the same time, people were being moved around from one place to another seemingly at random. All in all, many of our employees were having to work under conditions that were simply unacceptable. But no more. We have to stabilise our tower production and maintain better control of the business processes," he adds.

In Denmark, Vestas Towers operates production facilities in Svendborg, Hammel, Rudkøbing and Varde. The Svendborg plant is now to close, while Hammel and Varde will be outsourcing a number of their activities. The Varde facility, on the other hand, will be taking over a range of functions, including the head office tasks for Vestas Towers which are currently run from Group headquarters in Randers, Denmark. Vestas will also be expanding its facilities in Rudkøbing and Varde. In total, the management expects that the changes will affect approximately 280 employees.

"It is naturally very sad to have to say goodbye to so many skilled and loyal employees. But it is unavoidable, because there can be absolutely no question that we have to make Vestas a profitable company again," says Ditlev Engel.

In connection with the redundancies, Vestas will set up and pay for a range of consultancy arrangements to help the departing employees find work again as quickly as possible.

The planned organisational changes and redundancies were presented to the Group's main collaboration committee on Thursday. The next step involves the negotiation committee, the employee representatives and the company management discussing the presentation with a view to preparing a final plan for implementation in the middle of September. After the redundancies, Vestas expects its workforce to number almost 10,000. This represents an increase of around 375 in relation to the figures from the beginning of the year. The reason for this is that the company has taken on 1,000 primarily blue collar workers in 2005.

Further questions before today's press and analyst meeting at 3 p.m. may be addressed to Roald Jakobsen, Group Vice President, Human Resources, tel. +45 9730 5252, mobile: +45 2368 2427. Afterwards, further questions may be addressed to the undersigned on +45 2371 7098.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO